SEWARD & KISSEL LLP

One Battery Park Plaza

New York, New York 10004

Telephone: (212) 574-1200

Facsimile: (212) 480-8421

www.sewkis.com

July 6, 2018

Ms. Lisa Larkin

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Centre Funds: Registration Statement on Form N-14
File No. 333-225484

Ms. Larkin:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the registration statement filed on Form N-14 (the “Registration Statement”) of Centre Funds (the “Trust” or the “Registrant”). The Registration Statement, which was filed with the SEC on June 7, 2018, relates to the proposed transfer of all of the assets and liabilities of the Centre Active U.S. Tax Exempt Fund (the “Tax Exempt Fund” or the “target fund”) to the Centre Global Infrastructure Fund (the “Infrastructure Fund” or the “acquiring fund”) in exchange for (a) Investor Class shares of the Infrastructure Fund, which will be distributed by the Tax Exempt Fund to its Investor Class shareholders, and (b) Institutional Class shares of the Infrastructure Fund, which will be distributed by the Tax Exempt Fund to its Institutional Class shareholders, and the termination of the Tax Exempt Fund (the “Reorganization”). The Registration Statement contains a combined Proxy Statement/Prospectus, which is a proxy statement for the Tax Exempt Fund and a prospectus for the Infrastructure Fund.

The Staff’s disclosure and accounting comments were provided by telephone to Keri Riemer of this office on June 26, 2018. Responses to each of the Staff’s comments are set forth below.

Disclosure Comments

PROXY STATEMENT/PROSPECTUS

QUESTIONS AND ANSWERS

Comment 1:	Please add disclosure to the response to Question 7 explaining why the Tax Exempt Fund does not expect to realize net taxable gains as a result of the Reorganization.

Response:	The response to Question 7 has been revised in response to this comment.

Comment 2:	Add to the Proxy Card a proposal relating to the proposal to adjourn the Meeting.

Response:	The Proxy Card has been updated in response to this comment.

Comment 3:	Explain to the Staff supplementally why there are no audited financial statements for the Infrastructure Fund.

Response:	The Infrastructure Fund commenced investment operations on January 29, 2018. Audited financial statements will be included in the Fund’s initial annual report to shareholders for its initial fiscal year ending September 30, 2018. The Registrant notes that, as disclosed in the Proxy Statement/Prospectus, financial statements of the Infrastructure Fund as of March 31, 2018, as included in the Infrastructure Fund’s semi-annual report to shareholders for the period ended March 31, 2018, have been incorporated by reference into the Proxy Statement/Prospectus.

PROPOSAL

Comment 4:	Please clarify whether the Tax Exempt Fund will stop accepting new accounts prior to the Reorganization.

Response:	The disclosure has been updated to reflect that the Tax Exempt Fund will stop accepting new accounts and/or investments from existing accounts five business days prior to the Closing Date (as defined in the Proxy Statement/Prospectus) in order to facilitate the transfer of its assets to the Infrastructure Fund.

SUMMARY

Comment 5:	Please add disclosure explaining why tax reforms will adversely impact the Tax Exempt Fund.

Response:	Disclosure has been added in response to this comment.

Comment 6:	Consider revising “unamortized offering costs” into plain English.

Response:	Language has been added to describe the meaning of “unamortized” in response to this comment.

Comment 7:	The Staff notes that disclosure in the sub-section of the Proxy Statement/Prospectus entitled “Summary - Comparison of the Funds -- Investment Objectives and Principal Investment Strategies” provides that the Tax Exempt Fund and the Infrastructure Fund have similar investment objectives. Explain to the Staff supplementally why the Registrant believes the investment objectives are similar.

Response:	The Registrant believes the investment objectives are similar because both Funds seek current income as part of their respective investment objectives. The Registrant currently describes in this sub-section and in the section of the Proxy Statement/Prospectus entitled “Appendix B – Comparison of Investment Objectives, Principal Strategies and Investment Policies” any differences between the Funds’ investment objectives, including by stating that while both Funds seek current income, the Tax Exempt Fund focuses on current income exempt from federal income tax. The Registrant also notes that the complete investment objective of each Fund is disclosed in the aforementioned sub-sections of the Proxy Statement/Prospectus, as well as other sections and sub-sections of the Proxy Statement/Prospectus, including the sub-section entitled “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board – Reasons for the Reorganization.”
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Comment 8:	Please clarify for the Staff supplementally whether the investment objective of the Tax Exempt Fund may be changed without a shareholder vote.

Response:	The Registrant confirms that the investment objective of the Tax Exempt Fund may be changed without a shareholder vote.

Comment 9:	Please add to the sub-section entitled “Summary – Comparison of the Funds – Investment Objectives and Principal Investment Strategies” a brief summary of some of the differences between the Funds.

Response:	Disclosure has been added to the first paragraph of this sub-section in response to this comment.

Comment 10:	Please state whether the Tax Exempt Fund is a diversified fund.

Response:	The Registrant notes that the disclosure currently included in the sub-sections of the Proxy Statement/Prospectus entitled “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board” and “Appendix B – Comparison of Investment Objectives, Principal Strategies and Investment Policies” provides that the Tax Exempt Fund is a diversified fund. However, the Registrant has added additional disclosure stating that the Tax Exempt Fund is a diversified fund in the sub-section of the Proxy Statement/Prospectus entitled “Summary – Comparison of the Funds – Investment Objectives and Principal Investment Strategies” in response to this comment.

Comment 11:	Please clarify whether the Tax Exempt Fund’s 80% Policy (as defined in the Proxy Statement/Prospectus) is a fundamental policy.

Response:	The disclosure has been updated to clarify that the Tax Exempt Fund’s 80% Policy (as defined in the Proxy Statement/Prospectus) is a fundamental policy of the Fund.

Comment 12:	Consider revising the phrase “fundamentally-driven interest rate forecasting process” into plain English.

Response:	This phrase has been revised in response to this comment.

Comment 13:	In the sub-section entitled “Summary – Comparison of the Funds – Investment Objectives and Principal Investment Strategies,” please identify in a parenthetical types of taxable obligations in which the Tax Exempt Fund may invest.

Response:	The disclosure has been revised in response to this comment.

Comment 14:	Provide disclosure regarding “frequent or active trading” and describing consequences of the Infrastructure Fund’s engaging in such trading.

Response:	The disclosure has been revised in response to this comment.
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Comment 15:	Please revise the first sentence of the first paragraph in the sub-section of the Proxy Statement/Prospectus entitled “Summary – Comparison of the Funds – Investment Advisory Services” so that it is in plain English.

Response:	The disclosure has been revised in response to this comment.

Comment 16:	Consider streamlining, where applicable, some of the sub-sections under “Summary – Comparison of the Funds.”

Response:	The Registrant believes that the current disclosure, in the format and substance provided in this sub-section, provides information that will be helpful to shareholders. Accordingly, the disclosure has not been revised in response to this comment.

Comment 17:	Please move the disclosure regarding tax treatment of the Reorganization to appear above the section of the Proxy Statement/Prospectus entitled “Principal Risk Factors of the Funds.”

Response:	The disclosure has been moved in response to this comment.

Comment 18:	In the sub-section of the Proxy Statement/Prospectus entitled “Principal Risk Factors of the Funds – Additional Principal Risks of the Tax Exempt Fund,” consider disclosing in the paragraph beginning “Underlying Fund Risk” which principal risks summarized below that paragraph apply to the Infrastructure Fund.

Response:	The Registrant notes that all of the principal risks of the Infrastructure Fund are currently disclosed and described in the sub-sections of the Proxy Statement/Prospectus entitled “Principal Risk Factors of the Funds – Principal Risks of Both the Tax Exempt Fund and the Infrastructure Fund” and “Principal Risk Factors of the Funds – Additional Principal Risks of the Infrastructure Fund.” Accordingly, the Registrant believes that it would not necessarily be helpful to shareholders, and would be duplicative, to add additional language regarding the principal risks of the Infrastructure Fund to the paragraph beginning “Underlying Fund Risk.” Accordingly, this paragraph has not been revised in response to the comment.

Comment 19:	Please add “new fund” risk to the “Questions and Answers” section of the Proxy Statement/Prospectus.

Response:	The Registrant has added to the response to Question 15 disclosure indicating that the Infrastructure Fund commenced investment operations on January 29, 2018 in response to this comment. The Registrant notes that (i) “new fund risk” is currently described and identified as a principal risk of the Infrastructure Fund in two sub-sections of the Proxy Statement/Prospectus; and (ii) the date that the Infrastructure Fund commenced investment operations is currently disclosed in the Proxy Statement/Prospectus in, among other places, the section entitled “Existing and Pro Forma Capitalization of the Funds,” and the sub-section entitled “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board – Board Consideration of the Reorganization.”
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COMPARISON OF FEE TABLES AND EXAMPLES

Comment 20:	Please add to the first footnote below the Annual Fund Operating Expenses table for the Infrastructure Fund language regarding the initial term of the expense limitation agreement.

Response:	The footnote has been updated to include a description of the initial term of the expense limitation agreement in response to this comment.

Comment 21:	If possible, please combine the data in the fee tables so that all of the data presented for the Funds, including the pro forma fees and expenses, are contained in the same tables.

Response:	The tables have been revised in response to this comment.

THE PROPOSED PLAN AND REORGANIZATION

Comment 22:	In the sub-section of the Proxy Statement/Prospectus entitled “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board – Reasons for the Reorganization,” please add to the third paragraph language that describes the basis for the Adviser’s views regarding broker-dealers and independent registered investment advisors.

Response:	The paragraph has been revised in response to this comment.

Comment 23:	In the sub-section of the Proxy Statement/Prospectus entitled “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board – Reasons for the Reorganization,” please add to the fourth paragraph language supporting the statement in the paragraph that the Funds are similar with respect to some of the securities held in their portfolios.

Response:	The paragraph has been revised in response to this comment.

Comment 24:	Please review the fifth and sixth sentences of the second to last paragraph of the sub-section of the Proxy Statement/Prospectus entitled “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board – Reasons for the Reorganization” and clarify as appropriate.

Response:	The paragraph has been revised in response to this comment, including by clarifying that the Adviser expects that, based on current asset levels, the gross total annual operating expenses of the Tax Exempt Fund would be approximately 1.26% and 1.00%, for Investor Class and Institutional Class shares, respectively, as of October 31, 2019.

Comment 25:	Consider whether it is appropriate for the disclosure to include “the nature, extent and quality of the services to be provided to Tax Exempt Fund shareholders following the Reorganization” as a factor considered by the Board in its consideration of the Reorganization.

Response:	The reference to this factor has been removed in response to this Comment.
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Comment 26:	Consider whether the last sentence of the second paragraph of the sub-section “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board – Board Consideration of the Reorganization – Reasons for the Reorganization” can be revised so that it more clearly describes the anticipated effect of infrastructure project funding on the Infrastructure Fund.

Response:	The sentence has been revised in response to this comment.

Comment 27:	Please add language to the fifth paragraph of the sub-section “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board – Board Consideration of the Reorganization – Reasons for the Reorganization” explaining why the Adviser did not pursue any of the alternatives to the Reorganization noted in the paragraph.

Response:	The paragraph has been revised in response to this comment.

INFORMATION ABOUT THE FUNDS

Comment 28:	If “GAM” is not the legal name of the entity described in the third paragraph of the sub-section entitled “Information About the Funds – Investment Adviser and Portfolio Managers,” please provide the legal name of the entity.

Response:	The sentence has been revised to refer to the current legal name of the entity.

Accounting Comments

GENERAL

Comment 29:	Please provide supplementally a NAST analysis.

Response:

The North American Security Trust no-action letter (pub. avail. Aug. 5, 1994) sets forth a number of factors for determining which fund should be the accounting survivor of a reorganization of two funds. The letter provides that, in making such a determination, funds should consider and compare, among other factors, the funds’ respective (i) investment advisers; (ii) investment objectives and policies; (iii) expense structures and expense ratios; (iv) asset size; and (v) portfolio composition. Based on these factors, the accounting survivor of a reorganization should be the fund that the surviving fund more closely resembles.

As currently disclosed in the Proxy Statement/Prospectus, the Infrastructure Fund is expected to be the accounting survivor. This is because (i) Centre, the investment adviser to each Fund, will continue to be the investment adviser to the surviving fund; (ii) the investment objective and investment strategies of the surviving fund will be the same as, and, compared to the Tax Exempt Fund, be substantially more consistent with, those of the Infrastructure Fund; (iii) the expense structure and expense ratios of the surviving fund will be the same as, and, compared to the Tax Exempt Fund, be substantially more consistent with, those of the Infrastructure Fund; and (iv) in light of the respective investment strategies and policies of the Tax Exempt Fund and the Infrastructure Fund, the portfolio of the surviving fund is expected to more closely resemble and be substantially more consistent with that of the Infrastructure Fund after the Reorganization. In addition, although the Infrastructure Fund, which commenced operations in January 29, 2018, is currently smaller in asset size compared to the Tax Exempt Fund, the Registrant believes that, in light of the aforementioned factors, the survivor of the Reorganization will more closely resemble the Infrastructure Fund.

Accordingly, based on the Registrant’s analysis of the factors set forth in the North American Security Trust no-action letter, and as noted above, the Registrant believes that it is appropriate, and consistent with the guidance provided in the no-action letter, for the Infrastructure Fund to be the accounting survivor in the Reorganization.

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Comment 30:	Describe to the Staff supplementally the portion of the Infrastructure Fund’s net assets that is represented by “seed capital”/investment by the initial shareholder.

Response:	As of March 31, 2018, the investment by the initial shareholder of the Infrastructure Fund represented approximately 5% of the Fund’s net assets.

PROXY STATEMENT/PROSPECTUS

QUESTIONS AND ANSWERS

Comment 31:	Add to the response to Question 7: (A) disclosure regarding (i) the reasons for the repositioning (i.e., alignment); (ii) the expense and cost of repositioning; (iii) the percentage of the target fund’s portfolio expected to be sold as a result of repositioning; and (iv) estimated realized gains, if any, from the repositioning, and (B) a statement that the total costs do not reflect commissions that would be incurred in connection with the repositioning.

Response:	The response to Question 7 has been revised in response to this comment.

COMPARISON OF FEE TABLES AND EXAMPLES

Comment 32:

The Staff believes that any recapture of a fee waived or expense reimbursed should generally occur within three years of the specific waiver or reimbursement. Please confirm this is the case and revise disclosure accordingly within the fee table.

If this is not the case, and it is longer than three years from date waived, confirm for Staff that FAS 5 analysis has been performed which details the conclusions on the probability of future recoupment, and that such analysis was also provided to the Fund’s auditor.

Further, update disclosure to indicate that any recapture provision is limited to the lesser of (A) the expense cap in effect at the time of the waiver; and (B) the expense cap in effect at the time of recapture.

Response:	The Adviser has not recaptured a fee waived or expense reimbursed pursuant to the Funds’ expense limitation agreements. To the extent that a recapture will be requested in the future, it is expected to occur within three years of the specific waiver or reimbursement. Disclosure has been added to indicate that any recapture will be limited to the lesser of (A) the expense limitation in effect at the time of the waiver; and (B) the expense limitation in effect at the time of the recapture.

Comment 33:	Confirm supplementally that the expense ratios shown are the current operating expenses of the Funds.

Response:	The Registrant confirms that the expense ratios shown are the current operating expenses of the Funds.
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EXISTING AND PRO FORMA CAPITALIZATION OF THE FUNDS

Comment 34:	Please explain supplementally the share adjustments for Investor and Institutional Classes. Ensure that (i) the table crossfoots and (ii) any changes made to the capitalization table are properly reflected and updated within the pro forma balance sheet and schedule of investments.

Response:	The capitalization table and pro forma balance sheet have been revised in response to this comment.

THE PROPOSED PLAN AND REORGANIZATION

Comment 35:	Please explain the inconsistency between the gross operating expenses of the Tax Exempt Fund shown in the expense table and the anticipated gross operating expenses of the Tax Exempt Fund as disclosed in the fifth paragraph of the sub-section “The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board – Board Consideration of the Reorganization – Reasons for the Reorganization.”

Response:	The anticipated gross total annual operating expenses shown in the sub-section referenced in this comment differ from the gross operating expenses shown in the expense table because the former are the expected expenses of the Tax Exempt Fund as of October 31, 2019.

STATEMENT OF ADDITIONAL INFORMATION

PRO FORMA FINANCIAL INFORMATION

Comment 36:	Add a Note disclosing the factors described in Comment 31, as well as the tax effects of the Reorganization on shareholders, to the Notes to the Pro Forma Financial Statements.

Response:	Note 1 of the Notes to the Pro Forma Financial Statements has been revised to include additional disclosure in response to this comment.

Comment 37:	In the Schedule of Investments, identify in a footnote those securities that are expected to be sold for purposes of complying with the Infrastructure Fund’s investment strategies, policies and restrictions.

Response:	A footnote to the Schedule of Investments has been added to identify certain assets currently held by the Tax Exempt Fund that the Adviser anticipates will be retained by the Infrastructure Fund in the Reorganization in accordance with that Fund’s investment strategies, policies and restrictions.

Comment 38:	Please review and revise as appropriate the last sentence of the first paragraph on page 9.

Response:	The paragraph has been revised in response to this comment.

Comment 39:	Add to the Balance Sheet footnotes to describe share adjustments depicting the issuance of shares of the acquiring fund in exchange for the target fund’s shares/assets.

Response:	A footnote has been added in response to this comment.
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Comment 40:	In the Pro Forma Statement of Operations, show information for the target fund and the acquiring fund for only the period in which the acquiring fund has been in existence.

Response:	The Pro Forma Statement of Operations has been revised in response to this comment.

Comment 41:	Explain supplementally why the adjustments for offering expenses is appropriate using guidance in Regulation S-X 11-02. Also explain how the elimination of offering costs is directly related to Reorganization.

Response:	Regulation S-X 11-02(b)(6) provides that pro forma adjustments shall include adjustments which give effect to events that are directly attributable to the transaction, are expected to have a continuing impact on the registrant, and are factually supportable. The adjustments for offering expenses are appropriate based on this guidance. Subject to the approval by Tax Exempt Fund shareholders of the Plan (which provides for the Reorganization) at the Special Meeting, the Adviser has agreed to pay any remaining unamortized offering or organizational costs of the Infrastructure Fund at the time of the Reorganization. As a result of this payment by the Adviser, Tax Exempt Fund shareholders who become shareholders of the Infrastructure Fund in the Reorganization will not bear any of the Infrastructure Fund’s unamortized organizational or offering costs that remain at the time of the Reorganization.

Comment 42:	The Increase/(Decrease) in Net Assets as shown in the Schedule of Operations does not crossfoot.

Response:	The Schedule of Operations has been revised in response to this comment.

Comment 43:	Include as a Note to the Pro Forma Financial Statements a discussion regarding the Infrastructure Fund as the accounting survivor.

Response:	Note 1 of the Notes to the Pro Forma Financial Statements has been revised to include additional disclosure in response to this comment.

* * *

Please contact the undersigned at (212) 574-1598 with any questions.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer

cc:	James A. Abate
Paul M. Miller

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